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                                                                    EXHIBIT a(7)

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below), is made solely by the Offer to Purchase, dated August 12, 1999, and the related Letter of Transmittal and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Offeror will make a good faith effort to comply with such state statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by BancBoston Robertson Stephens Inc., the Dealer Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
(Including the associated Series A Junior Participating
Preferred Stock Purchase Rights)
of
CoCensys, Inc.
at
$1.16 Net Per Share
by
Purdue Acquisition Corporation
an indirect wholly owned subsidiary of
Purdue Pharma L.P.

     Purdue Acquisition Corporation, a Delaware corporation ("Offeror") and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), of CoCensys, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.16 per Share (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"), net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offer. Following the Offer, Offeror intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, SEPTEMBER 9, 1999, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that, when added to the number of Shares to be received by Offeror upon the conversion of all of the Series E Preferred Stock (as defined below) purchased by Offeror under the Series E Purchase Agreement (as defined below), would constitute at least 90% of the Fully Diluted Shares (as defined below) (the "Minimum Condition") and is also subject to certain other terms and conditions described in the Offer to Purchase.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 5, 1999 (the "Merger Agreement"), among Parent, Offeror and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General
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Corporation Law (the "DGCL"), Offeror will be merged with and into the Company
(the "Merger"), the separate corporate existence of Offeror will cease and the Company will continue as the surviving corporation and will be a wholly owned indirect subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company as treasury stock, Parent, Offeror or any other subsidiary or affiliate of Parent or by stockholders, if any, who properly demand and perfect their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price, without interest.

     The Board of Directors of the Company has unanimously approved the Offer, the Merger and the Merger Agreement, has determined that the Merger is advisable and that the terms of each of the Offer and the Merger are fair to and in the best interests of the Company's stockholders and recommends that holders of the Shares accept the Offer and tender their Shares in the Offer.

     Concurrently with the execution of the Merger Agreement, Offeror entered into a Purchase Agreement, dated as of August 5, 1999 (the "Series E Purchase Agreement"), with the holder of the Series E Convertible Preferred Stock of the Company (the "Series E Preferred Stock"). Under the Series E Purchase Agreement, the holder of the Series E Preferred Stock has agreed to sell, and Offeror has agreed to purchase, immediately following consummation of the Offer all of the Series E Preferred Stock beneficially owned by it, representing approximately 31% of the Fully Diluted Shares on an as-converted basis at the currently scheduled Expiration Date (as defined herein), for an aggregate purchase price of $2,200,000. The obligation of the holder of the Series E Preferred Stock to sell, and the obligation of Offeror to purchase, the Series E Preferred Stock under the Series E Purchase Agreement, are subject to Offeror having accepted Shares for payment under the Offer in accordance with the Merger Agreement. The Series E Preferred Stock will be convertible at the option of the holder into approximately 2,634,493 Shares at the currently scheduled Expiration Date.

     For purposes of the Offer, "Fully Diluted Shares" means all outstanding Shares after giving effect to the exercise of all Company Stock Options (as defined in the Offer to Purchase) and the conversion of the Series D Preferred Stock of the Company and the Series E Preferred Stock at the currently scheduled Expiration Date, but without giving effect to (i) the exercise of any outstanding warrants to purchase Shares of the Company, (ii) the conversion of the Series C Preferred Stock of the Company, or (iii) the conversion of an outstanding note of the Company into Shares. Based upon the foregoing, Offeror believes that there will be 8,509,995 Fully Diluted Shares at the currently scheduled Expiration Date. Because the Shares subject to the Series E Purchase Agreement will represent approximately 31% of the Fully Diluted Shares, the Minimum Condition will be satisfied if at least an aggregate of 5,024,503 Shares and Company Stock Options are validly tendered and not withdrawn prior to the Expiration Date. If the Minimum Condition is satisfied and Offeror accepts for payment Shares tendered pursuant to the Offer, Offeror will be able to effect the Merger pursuant to the short-form merger provisions of the DGCL without prior notice to, or any action by, any other stockholder of the Company.

     For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to American Stock Transfer & Trust Company (the "Depositary") of Offeror's acceptance of such Shares (which will include all Shares received and tendered from the exercise of Company Stock Options exercised at such time) for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment of Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Offeror and transmitting such payments to validly tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for the Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

     The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, September 9, 1999, unless and until Offeror, in accordance with the terms of the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" will mean the latest time and

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date at which the Offer, as so extended by Offeror, will expire. Subject to the terms and conditions of the Merger Agreement, Offeror may extend the period of time during which the Offer is open at any time in its sole discretion and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering stockholder to withdraw his Shares.

     Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time after Sunday, October 10, 1999. For a withdrawal of tendered Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Offeror with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent at its address and telephone number set forth below and will be furnished promptly at Offeror's expense. No fees or commissions will be paid by Offeror to brokers, dealers or other persons (other than the Dealer Manager and Information Agent) for soliciting tenders of Shares pursuant to the Offer. The Information Agent for the Offer is:

[MACKENZIE LOGO]

156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

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The Dealer Manager for the Offer is:
BancBoston Robertson Stephens
590 Madison Avenue, 36th Floor
New York, New York 10022
(212) 319-8900 (Call Collect)
August 12, 1999